

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2015

Via E-mail
David Wood
Chief Financial Officer
ESSA Pharma, Inc.
999 West Broadway, Suite 720
Vancouver, British Columbia, Canada, V5Z 1K5]

> **Re: ESSA Pharma, Inc.**
> **Draft Registration Statement on Form 20-F**
> **Submitted February 24, 2015**
> **File No. 377-00939**

Dear Mr. Wood:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Item 3. Key Information
D. Risk Factors
If the Company is not successful in attracting and retaining...,page 14

1. Please move your second risk factor on page 29 to follow the above referenced risk factor. In addition, please disclose whether your directors or executive officers are subject to any non-competition agreements.

If product liability lawsuits are brought against the Company …,page 26

2. Please state in this risk factor whether the company currently maintains insurance with sufficient coverage to protect against the liability risks discussed and whether, to your knowledge, this coverage is consistent with industry norms.

<u>The Company remains subject to the restrictions…,page 29</u>

3. Please revise this risk factor to briefly identify the potential risks to the Company relating to:

    - Reimbursement of funds by the company to CPRIT for some or the entire CPRIT Grant proceeds, allowable expenses and costs incurred in connection with the project; and

    - the potential transfer and assignment to CPRIT of all of ESSA's rights, title and interest in the intellectual property rights and technologies developed as a result of the CPRIT Grant

<u>The Company's status as an Emerging Growth Company, page 31</u>

4. Please revise your disclosure to explicitly indicate that because you report in accordance with International Financial Reporting Standards, as issued by the International Accounting Standard Board, you will not take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards. See Question 13 of the Jumpstart Our Business Startups Act Frequently Asked Questions.

<u>Item 4. Information on the Company</u>
<u>2. Summary Corporate History and Intercorporate Relationships</u>
<u>2011, page 34</u>

5. Please briefly explain the meaning and meaning and significance of the terms "xenograft" and "stereoisomer" when these terms first appear.

6. We refer to Attachment D, Part I of the CPRIT Agreement filed as Exhibit 4.1. Please revise your disclosure to clarify whether ESSA's Collaborators (as defined in the Agreement) retain ownership of the Institute-Funded Technology and the Institute Funded IPR under the terms of the CPRIT Agreement. If so, please reconcile this with your statement on page 35 that ESSA retains exclusive ownership of all intellectual property created in connection with the use of the CPRIT funds. To the extent not otherwise disclosed, please include any material restrictions on ESSA and its Collaborators regarding retention of rights contemplated by the Agreement.

2014, page 34

7. We refer to your disclosure in the third full paragraph on page 35. Please revise your disclosure of the South West Research Institute Agreement to provide the material terms of the agreement including each party's rights and obligations, duration, minimum purchase obligations, termination provisions and any payment provisions. Also, please file the agreement as an exhibit.

Pre-Clinical Development, page 41

8. We refer to your disclosure in the first paragraph on page 42. Please revise your disclosure of the Naeja Pharmaceutical, Inc. Agreement to provide the material terms of the agreement including each party's rights and obligations, duration, minimum purchase obligations, termination provisions and any payment provisions. Also, please file the agreement as an exhibit.

Phase 3 Studies, page 42

9. We note your disclosure with respect to the number of patients required to be enrolled in a Phase 3 study to be at least several hundred. We also note your disclosure on the bottom of page 56, that ESSA is required to complete a large scale Phase 3 study with at least 1,000 patients. Please revise your disclosure to resolve any inconsistencies.

Patents and Proprietary Rights, page 44

10. We note your disclosure in this section regarding your patent portfolio. Please revise your disclosure for your material patents and patent applications to include all of the following information:

- whether the patents or patent applications are owned or licensed (if licensed, please identify the licensor); and

- patent expiration dates for your issued patents and expected expiration dates for your patent applications (please provide expiration dates in the U.S. separately from expiration dates in foreign jurisdictions); and

11. We note your statement that the company uses a tiered patent strategy, whereby the top tier contains "composition of matter" patents. However, the list of your key patents does not appear to include any such patents or patent applications. Please advise. If you have no such patents, please so state. Alternatively, you should disclose your composition of matter patents along with all of your other material patents on pages 45-46.

Property Plants and Equipment, page 48

    12. Please file copies of your material leases as exhibits to your Form 20-F.

Item 5. Operating and Financial Review Prospects
Tabular Disclosure of Contractual Obligations, page 58

    13. Please include the potential milestone payments totaling $2,400,000 under the NTD technology license agreement in this table or in a note thereto.

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management, page 60

    14. We note the appointment of Mr. Franklin Berger as a director of the company on March 5, 2015. Please revise your disclosure to include the information required by Form 20-F with respect to Mr. Berger.

    15. We refer you to the biography of Mr. Cossum. Please revise this disclosure to include Mr. Cossum's dates of employment and duties and responsibilities with the company.

Termination and Change of Control Benefits, page 67

    16. Please file as exhibits the employment agreements of each of your NEOs.

Incentive Plan Awards Outstanding, page 68

    17. Please revise your disclosure for the last full fiscal year of the company.

C. Board Practices, page 70

    18. We note your disclosure in the last sentence of this section. Please revise your disclosure to indicate whether Mr. Cossum is engaged in a contract providing for benefits upon termination of employment with the company and, if so, please include disclosure pertaining to any termination and change-of-control provisions.

Consolidated Statements of Loss and Comprehensive Loss, page F-4

    19. It appears as though you have elected under paragraph 99 of IAS 1 to classify expenses using the function of expense method described in paragraph 103 of IAS 1. However, the presentation of share-based payments would fall under the nature of expense method under paragraph 102 of IAS 1. Please revise your presentation to classify share-based payments by functional expense and disclose the share-based payments amounts in the notes to the financial statements rather than on the face of the statement of comprehensive loss.

Equipment, page F-9

20. Please tell us how your policy to not amortize equipment while not in use complies with IAS 16.12, which requires amortization to begin when it is available for use.

Intangible Assets, page F-15

21. Disclose the gross amount of the intangible asset, the amount of accumulated amortization, and the useful life of the intangible asset as specified by paragraph 118 of IAS 38 or direct us to such disclosure.

Research and Development Costs, page F-11

22. On page 51, you state that costs associated with defending and advancing your intellectual property through services provided by your intellectual property counsel is included in research and development expenses. Please describe for us the services provided by your intellectual property counsel and to the extent these services are legal service, please tell us why these expenses meet the definition of research and development expenses as outlined under IAS 38.66 by reference from IAS 38.126 and 127.

Debenture, page F-15

23. Since you appear to have issued significantly less number of shares upon the conversion of this debenture than originally required with the original conversion price of $1.20, please tell us how you accounted for the difference. Cite relevant accounting literature to support your accounting.

Private Placements, page F-16

24. Since all preferred shares converted into common shares, tell us your consideration of providing pro forma information that reflects this conversion such as on page 4 under Capitalization.

25. Please tell us how you accounted for the conversion rate adjustment feature that is attached to the shares issued on July 29, 2014. Cite the relevant accounting literature to support your accounting.

Income Taxes, page F-20

26. Please disclose the types of expenses that are included under "expenses not deductible for income tax purposes." To the extent these expenses are material, separately quantify the material expenses in your tax rate reconciliation.

27. Please explain what "changes in tax rates" represents. It should be clear from your explanation why "changes in tax rates" is presented apart from "expected income tax recovery." If the statutory tax rate was different for each of the periods presented, please disclose the statutory tax rate that was applicable for each period.

Other Comments

28. Please note that our Division's Office of International Corporate Finance has not completed its review and may provide additional comments in one or more separate comment letters.

29. Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

30. Please confirm that the graphics currently included in your prospectus are the only graphics you will use. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Keira Nakada at (202) 551-3659 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336 or Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
        Riccardo Leofanti
        Skadden, Arps, Slate, Meagher & Flom LLP